EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

The following presents the computation of per share earnings reflecting the assumption that dilutive stock options are exercised.

	(IN THOUSANDS EXCEPT PER SHARE DATA)

	2009	2008	2007

Net earnings (1)	$62,576	$44,183	$38,623

Weighted average common shares outstanding (2)	6,854	6,845	6,836

Common share equivalents relating to stock options	-	-	-

Adjusted common and common equivalent
shares for computation (3)	6,854	6,845	6,836

Net earnings per share:
Basic (1 / 2)	$9.13	$6.45	$5.65
Diluted (1 / 3)	$9.13	$6.45	$5.65